SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ended: June 30, 2022

RoyaltyTraders LLC dba SongVest

Delaware	86-2712690
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1053 East Whitaker Mill Rd., Suite 115 Raleigh, NC	27604
(Address of principal executive offices)	(Zip Code)

(919) 276-5454

(Issuer’s telephone number, including area code)

“Hit The Quan” Royalty Share Units

“Chippass” Royalty Share Units

“DJ Fresh” Royalty Share Units

(Title of each class of securities issued pursuant to Regulation A)

In this Semiannual Report on Form 1-SA (the “Semiannual Report”), the terms “SongVest”, “our”, “we”, “us”, and the “company” refer to RoyaltyTraders LLC dba SongVest. Throughout this Semiannual Report, we refer to Sean Peace and Alexander Guiva together as the “manager”.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE SEMIANNUAL REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The market data and certain other statistical information used throughout this report are based on independent industry publications, governmental publications, reports by market research firms, or other independent sources that we believe to be reliable sources. Industry publications and third-party research, surveys, and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosure contained in this report, and we believe that these sources are reliable. We have not independently verified the information contained in such publications. While we are not aware of any misstatements regarding any third-party information presented in this report, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors. Some data are also based on our good faith estimates.

ROYALTY SHARE UNITS OFFERING TABLE

The table below shows key information related to the offering of each series of Royalty Share Units as of the date of this Semiannual Report.

Royalty Share Unit Name	Underlying Portfolio(s)	Offering Price per Unit		Minimum Offering Amount		Maximum Units	Opening Date	Closing Date	Status
“Hit The Quan”	“Hit the Quan” Producer’s Share	$16.00		$31,200	$31,200	1,950	September 30, 2021	February 22, 2022	Closed
“Sanguine Paradise”	“Sanguine Paradise” Writer’s Share	$250.00		$47,500	$158,000	632	February 9, 2022	N/A	Withdrawn
“Gang Forever”	“Gang Forever” Artist’s Share	$250.00		$57,000	$190,000	760	February 9, 2022	N/A	Withdrawn
“3 Headed Goat”	“3 Headed Goat” Writer’s Share	$250.00		$161,500	$537,750	2,151	February 9, 2022	N/A	Withdrawn
“Chippass”	“Chippass” Record Label’s Share	$250.00	(1)	$13,750	$27,750	111	September 13, 2022	[ ]	Open
“DJ Fresh”	“DJ Fresh” Record Label’s Share & Writer’s Share	$300.00	(1)	$39,600	$79,2000	264	September 13, 2022	[ ]	Open

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Since its formation on March 18, 2021, our company has been engaged primarily in two areas: selling music catalogs and advances to our customers at auction as well as building the infrastructure to support our new royalty share model by developing the financial, offering and other materials to begin our offerings of Royalty Share Units. We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have only recently commenced.

Operating Results

Revenues. Revenues are generated at the company level. From January 1, 2022 through June 30, 2022, we generated $262,826 in gross revenues compared to gross revenues of $90,836 for the period March 18, 2021 (inception) to June 30, 2021. This increase is due to 3.5 months of operations in 2021 versus the full 6 months of operations from January to June in 2022. Additionally, increased brand awareness has driven sales increased sales since the company was founded. For both periods, revenues were generated from commissions earned by our company on private sales of music catalogs to purchasers in private, one-off transactions. Additionally, the company earned $594 in administrative fees for the distribution of royalties received in connection with the completed “Hit the Quan” offering in May 2022.

Operating Expenses. From January 1, 2022 through June 30, 2022, we incurred $632,881 in operating expenses. The most significant components of our operating expenses during this period were comprised of contractor payments of $333,637 to our internal team members. This is followed by marketing & sales expenses of $211,785 incurred in connection with sales efforts related to our business of selling music catalogs and advances to our customers. The remainder of expenses during this period were general & administrative expenses of $87,459. In comparison, for the period March 18, 2021 (inception) to June 30, 2021, operating expenses totaled $163,819, of which $73,889 was for the formation of the business, $38,500 was for payments to contractors, $28,382 for sales and marketing efforts, and the remainder for general and administrative costs. In addition to the shorter reporting period ended June 30, 2021, operating expenses for the period ended June 30, 2022 were higher due to increased payments to contractors due to a greater number being engaged with the company, increased costs associated with a more mature marketing and advertising campaign, and the reliance on more software services and tools needed to execute operations and expand the business, partially offset by a reduction in legal and formation costs incurred for the start up of the company in 2021.

Interest Expense. From January 1, 2022 through June 30, 2022, we incurred $20,788 in interest expense related to the November 23, 2021 note purchase agreement (amended March 25, 2022) and the May promissory note detailed further below in this section under “Indebtedness”. We are projecting interest expense of $39,068 for the six months remaining in 2022 fiscal year related to these agreements. Additional interest expense of $1,644 on short term credit was paid during the six months ended June 30, 2022. No interest expense was incurred for the corresponding period March 18, 2021 (inception) to June 30, 2021.

Net Loss. As a result of the foregoing, we incurred a net loss of $401,217 for the period from January 1, 2022 through June 30, 2022 compared to a net loss of $72,983 for March 18, 2021 (inception) to June 30, 2021.

On September 30, 2021, the company commenced its first offering of its Royalty Share Units for the “Hit The Quan” Royalty Share Agreement. As of February 2022, we had sold all 1,950 Royalty Share Units pursuant to this offering for gross proceeds of $31,200, and had closed the offering. However, as the company elected to waive the Sourcing Fee payable to the company for this initial offering, the company received no proceeds from this offering. We distributed the first royalties received in connection to this offering to investors in May 2022.

We have normal operating expenses as well as planned additional expenses related to infrastructure investment needed to support our business operations. Our company will be responsible for its own operating expenses, as well as certain offering expenses applicable to our offerings of a series of Royalty Share Units.

Liquidity and Capital Resources

As of June 30, 2022, our company had $175,815 in cash on hand for operations. As of the date of this Semiannual Report, the company is generating revenues from operations (via selling music catalogs and advances to our customers at auctions conducted on our SongVest Platform). As of the date of this Semiannual Report, while the company has closed its first offering and has started making distributions of royalty revenues to investors in its Royalty Share Units, the company has received minimal revenues to date from administrative fees and sourcing fees earned in connection with its offerings. Our company believes it will receive sufficient funding from a combination of revenues from its current, alternative SongVest Platform operations, Sourcing Fees, and Administrative Fees to satisfy our cash requirements for the next twelve months to implement our plan of operations.

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Issuances of Equity

In March 2021, the company issued a total of 270,100 of Series A Units at a price of $1.00 per unit. 20,100 of these units were purchased by Sean Peace for $20,100, and 250,000 were purchased by Alex Guiva for $250,000 for total proceeds of $270,100. In June 2021, issued an additional 249,900 of Series A Units at a price of $1.00 per unit resulting in a total of 500,000 Series A Units outstanding at a price of $1.00 per unit in an exempt offering under Section 4(a)(2) of the Securities Act.

In April 2021, the company issued 2,000,000 Common Units in exchange for certain assets contributed into the company by Sean Peace, pursuant to the Contribution Agreement included in this Semiannual Report as Exhibit 6.1

On March 29, 2022, the company closed an issuance of 55,549 Common Units for the amount of $200,000 in an exempt offering under Section 4(a)(2) of the Securities Act.

On August 3, 2022, the Company commenced a Regulation Crowdfunding offering in which it is seeking to raise up to $5,000,000 from the issuance of Simple Agreements for Future Equity (“SAFEs”) to investors. As of the date of this report, the Company has entered into SAFEs with investors in exchange for cash of $52,937.59, net of issuance costs. The SAFEs have no interest rate or maturity date and are convertible at the option of the Company upon an equity financing of the Company in which up to $5,000,000 in net proceeds are received into shares of the Common Stock or Preferred Stock of the Company issued in such equity financing.

Indebtedness

On November 23, 2021, the company entered into a note purchase agreement with Alex Guiva, a member of our Manager, pursuant to which the company issued a convertible note and warrant to Mr. Guiva in exchange for a $300,000 advance to the company. The warrant originally entitled Mr. Guiva to 0.5% of the fully diluted membership interests in the company on the exercise date at an exercise price of $0.01 per interest, though on March 25, 2022, an amendment was signed to increase the amount of fully diluted membership interests to 2.0%. The date at which the warrant is exercised is chosen at Mr. Guiva’s discretion with advance notice provided. The maturity date of the note is November 23, 2023, and it carries an interest rate of 12.5% per annum. Accrued interest on this note purchase agreement as of June 30, 2022 is $21,986. Per the March 25, 2022 amendment, the note may be paid off at the company’s option any time prior to July 31, 2022 (originally the payoff date was set to March 31, 2022). If the note is not paid off by that date that would entitle Mr. Guiva to convert the outstanding balance of the note at such time into Series A Units.

On May 27, 2022, the company entered into a promissory note agreement with Sean Peace, a member of our Manager, pursuant to which the company issued an unsecured promissory note to Mr. Peace in exchange for a $200,000 advance to the company. The note carries an interest rate of 20% per annum with a full payment of $240,000 due on the maturity date of May 27, 2023. Accrued interest on this promissory note as of June 30, 2022 was $2,192.

Plan of Operations & Trend Information

We plan to launch approximately 20 to 30 additional offerings in the next twelve months to fund the purchase of additional Music Royalty Assets.

We intend to generate revenue collecting Sourcing Fees from Music Royalty Assets that our company sources that are purchased using the proceeds of our offerings, and from the management of royalty streams due to Royalty Share Unit holders pursuant to the applicable Royalty Share Agreements entered into by the company. As anticipated, we have begun collecting royalty streams in fiscal year 2022 ($5,939 to date from the “Hit the Quan” Music Royalty Asset – of which we withheld 10% as an administrative fee) and started distributions to purchasers of Royalty Share Units.

We believe that we will receive sufficient funding from a combination of revenues from our current, alternative SongVest Platform operations, Sourcing Fees, and Administrative Fees to satisfy our cash requirements for the next twelve months to implement the foregoing plan of operations.

Item 2. Other Information

None.

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Item 3. Financial Statements

RoyaltyTraders, LLC

d/b/a SongVest

Interim Balance Sheet (Unaudited)

As of June 30, 2022 and December 31, 2021

	June 30, 2022	December 31, 2021
ASSETS
Current assets
Cash	$175,815	$239,624
Restricted cash	331,446	47,264
Accounts Receivable	48,760	5,099
Music royalty advances	87,484	92,107
Total current assets	643,505	384,094

Capital Software, net	67,436	-
CIP Software	35,345	74,929
Total fixed assets	102,781	74,929

Total assets	$746,286	$459,023

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accounts payable	$86,214	$111,574
Escrow payable	331,446	47,124
Accrued interest	24,178	3,390
Total current liabilities	441,838	162,088

Due to related parties, net	459,381	288,151
Total liabilities	901,219	450,239

Members’ equity (deficit)	(154,933)	8,784

Total liabilities and members’ equity	$746,286	$459,023

The accompanying notes are an integral part of these financial statements.

RoyaltyTraders, LLC

d/b/a SongVest

Interim Statement of Operations (Unaudited)

For the Six Months Ended June 30, 2022 And For Period March 18, 2021 (Inception) To June 30, 2021

	June 30, 2022	June 30, 2021
Revenue	$262,826	$90,836

Operating expenses	632,881	163,819

Loss from operations	(370,055)	(72,983)

Interest expense	(31,162)	-

Net loss	$(401,217)	$(72,983)

The accompanying notes are an integral part of these financial statements.

RoyaltyTraders, LLC

d/b/a SongVest

Interim Statement of Changes in Members’ Equity (Unaudited)

As of June 30, 2022 and December 31, 2021

	June 30, 2022	December 31, 2021
Balance, January 1	$8,784	$-

Capital contributions	200,000	500,000

Warrant issuance	37,500	12,500

Net loss	(401,217)	(503,716)

Balance, June 30	$(154,933)	$8,784

The accompanying notes are an integral part of these financial statements.

RoyaltyTraders, LLC

d/b/a SongVest

Interim Statement of Cash Flows (Unaudited)

For the Six Months Ended June 30, 2022 And For Period March 18, 2021 (Inception) To June 30, 2021

	June 30, 2022	June 30, 2021
Cash flows from operating activities
Net loss	$(401,217)	$(72,983)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	7,493	-
Changes in operating assets and liabilities
Accounts Receivable	(43,662)	-
Music royalty advances	4,624	(80,107)
Accounts payable	(25,360)	41,098
Escrow payable	284,322	69,660
Accrued interest	20,788	-
Net cash provided by operating activities	(153,012)	(42,332)

Cash flows from investing activities
Payments for software and website development	(35,345)	(25,377)
Net cash used in investing activities	(35,345)	(25,377)

Cash flows from financing activities
Capital contributions	200,000	500,000
Proceeds from warrant amendment	37,500	-
Proceeds from debt issued to related party	171,230	-
Net cash provided by financing activities	408,730	500,000

Net increase in cash, cash equivalents and restricted cash	220,373	432,291
Cash, cash equivalents and restricted cash, beginning of period	286,888	-
Cash, cash equivalents and restricted cash, end of period	$507,261	$432,291

Cash, cash equivalents and restricted cash consisted of the following:
Cash	$175,815	$322,091
Restricted cash	331,446	110,200
	$507,261	$432,291

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$1,644	$-

The accompanying notes are an integral part of these financial statements.

RoyaltyTraders, LLC

d/b/a SongVest

Notes to Financial Statements (Unaudited)

June 30, 2022

1.	NATURE OF OPERATIONS

RoyaltyTraders LLC d/b/a SongVest (the “Company”) acts as a marketplace connecting buyers and sellers of music royalties. The marketplace provides an opportunity for music right owners to monetize their future royalty streams. The Company packages and brokers royalty income streams into royalty unit offerings that are sold to investors as royalty shares. The Company charges a fee for the sourcing services and will also generate income by charging a service fee for managing and distributing certain brokered royalty payments to the royalty unit holders.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. In the opinion of management all adjustments necessary in order to make these interim financial statements not misleading have been included.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company may maintain cash balances in excess of FDIC coverage. Management considers this a normal business risk.

Restricted cash

Restricted cash represents cash received in advance from investors to purchase music royalty streams. The restricted cash will be held in escrow until the closing date of the royalty shares. The amount of restricted cash is equally offset with a recorded liability as escrow payable.

Construction in Progress - Software

Website development and related software is recorded at cost with the substantially complete asset placed into service in January 2022. Amortization of this asset commenced at that point. Additional improvements and upgrades to the core functionality of the website and back-end software are currently being undertaken and these will be placed into service and amortized as they become available for use.

Revenue recognition

The Company recognizes brokered sourcing fee revenue at a point in time upon the closing settlement date for each music royalty asset transaction brokered. Service fee revenue will be recognized over time as the services are performed. Revenue is recorded at the amounts the Company expects to receive. Incremental costs in obtaining a contract are expensed as incurred.

RoyaltyTraders, LLC

d/b/a SongVest

Notes to Financial Statements (Unaudited)

June 30, 2022

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Members of the Company have elected to be treated as an LLC and taxed as a partnership under provisions of the Internal Revenue Code which provide that in lieu of corporation income taxes, the Members are taxed on the Company’s taxable income.

The Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary, at this time, to cover any uncertain tax positions.

Advertising

The Company expenses advertising costs as incurred which totaled $37,951 for the six months ended June 30, 2022.

Subsequent events

The Company evaluated all subsequent events through September 26, 2022, the date the financial statements were available to be issued.

3.	MUSIC ROYALTY ADVANCES

Management periodically will receive requests from a music royalty holder asking for an advance on upcoming music royalty closings that are brokered by the Company and will be settled in the near term. The Company will issue advances to these holders as a non-interest bearing receivable that will be repaid with upcoming closing proceeds. The collateral on these advances are the music royalties that are cataloged and offered for sale to music investors. Management periodically reviews the list of outstanding advances and records an impairment on any advances that are deemed not collectible. There was no allowance recorded as of June 30, 2022.

4.	PROPERTY AND EQUIPMENT

During 2021, the Company developed a website to allow easy access to review available music royalties and allow investors to scan the available music offerings and make applications for investment. The website went live in January 2022 at which time the asset was placed in service to be amortized over the estimated useful life of five years. The Company continues to develop the website to increase functionality.

Property and equipment consisted of the following:

	June 30, 2022	June 30, 2021
Website Development CIP	$35,345	$74,929
Capitalized Software	74,929	-
Less: Accumulated Depreciation	(7,493)	-
Total Fixed Assets	$102,781	$74,929

RoyaltyTraders, LLC

d/b/a SongVest

Notes to Financial Statements (Unaudited)

June 30, 2022

5.	NOTES PAYABLE- RELATED PARTY

In November 2021, the Company completed placement of a $300,000 convertible promissory note and issuance of a warrant to purchase common units with a related party that is also an owner in the Company. The Company allocated $12,500 to the fair value of the warrant resulting in a discount on the promissory note of the same amount at year end. The convertible note bears interest at 12.5% and matures on November 23, 2023. The holder of the note may convert the principal value of the note and all accrued unpaid interest into units of the Company at the stated conversion ratio of $1 for each Class A The conversion ratio is subject to possible adjustment upon the occurrence of certain specified events, including, but not limited to, the issuance of any other convertible notes and equity certificates that have rights, preferences or privileges differing from the current note. An automatic conversion will occur if a qualified financing event occurs before or prior to the maturity date. The Company had an option to convert on March 31, 2022 without qualified financing which subsequent to year-end was extended through July 31, 2022 with the provision for increased warrants resulting in the allocation of an additional $37,500 to the fair value of the warrant resulting in a total discount on the promissory note of $50,000 on June 30, 2022.

The Company early adopted the provisions of the Financial Accounting Standards Board Accounting Standards Update 2020-06. Accordingly, management evaluated the conversion feature of the note for embedded derivatives and application of the substantial premium model of accounting of debt. Separate accounting for the conversion feature of this note placement is not required. The placement resulted in a discount to the note balance of $50,000. During the first half of 2022, the Company recognized $31,162 in interest cost, consisting of $24,178 of principal interest and $8,730 of discount amortization. The remaining discount will be amortized through November 2023.

On May 27, 2022, the company entered into a promissory note agreement with Sean Peace, a member of our Manager, pursuant to which the company issued an unsecured promissory note to Mr. Peace in exchange for a $200,000 advance to the company. The note carries an interest rate of 20% per annum with a full payment of $240,000 due on the maturity date of May 27, 2023.

The net carrying amount of the combined notes is as follows:

	June 30, 2022	June 30, 2021
Note payable, related party	$488,151	$-
Discount on note payable - related party	(28,770)	-
	$459,381	$-

The future maturities of the related party note payable are as follows:

Year ending December 31,
2022	$-
2023	500,000

RoyaltyTraders, LLC

d/b/a SongVest

Notes to Financial Statements (Unaudited)

June 30, 2022

6.	WARRANT

In November 2021, in conjunction with the promissory note placement, the Company issued a warrant to a related party who is also an owner of the Company to purchase common units of the Company totaling 0.5% of the fully-diluted membership interests in the Company on the date of exercise. Subsequent to year-end, in conjunction with the conversion option extension on the promissory note placement, the common units subject to purchase was increased to be equal to 2.0% of the fully-diluted membership interests in the Company on the date of exercise. The warrant was recorded at the Company’s estimated fair value of $12,500 as a component of equity as of fiscal year 2021. With the conversion option extension this estimated fair value was increased by $37,500 to a total of $50,000. The exercise price for the warrant units is $0.01, and the warrants are exercisable at any time for a term with no ending date.

7.	MEMBERS’ EQUITY

The Company had the following equity balances:

Series A Units, 1,500,000 units authorized; 500,000 units issued	$500,000
Common Units, 3,500,000 units authorized; 2,000,000 units issued	-
Series B, 300,000 units authorized, 222,201 units issued	-
Common Units, 55,549 units issued	200,000
Warrant	50,000
Accumulated deficit	(904,933)
$(154,933)

Series A and Common Units have voting rights while Series B Units have no voting rights.

Income distributions made by the Company shall be made with the first 70% to Series A Members, and the remaining 30% to the Common Unit Members until Series A Members have received total distributions in the amount equal to their preferential return, and thereafter, to the holders of outstanding Common Units and Series A Units in accordance with their relative percentage interests on an as converted basis.

Distributions funded by the sale of material assets of the Company outside the normal course of business or a recapitalization or refinancing of the Company shall be distributed first to the Series A Members to cover any shortfall of their preferential return not already covered by income distributions until the Series A Members have received total distributions in an amount equal to their preferential return, and thereafter, to the holders of outstanding Common Units, Series A Units, and the Series B Units in accordance with their relative percentage interests on an as converted basis. Series B holders only participate in proceeds distributions above the threshold value assigned to their tranche of Series B Units at the time of their issuance.

RoyaltyTraders, LLC

d/b/a SongVest

Notes to Financial Statements (Unaudited)

June 30, 2022

8.	MANAGEMENT INCENTIVE PLAN

The Company has authorized an incentive plan by which the Company may issue an aggregate of up to 400,000 Series B Units. The Series B units are designated “profits interests” within the meaning of the Internal Revenue Service’s Revenue Procedures 93-27 and 2001-43. There are two classes of Series B Units. The B-1 class is comprised of 292,750 which are fully vested upon issuance. The B-2 class is comprised of 85,550 units and have an attached time-based service condition of a period of four years. All units in both classes contain a performance condition requiring a change-of-control event to vest. Due to the performance condition not being probable as of the date of the financial statements, the Company has not recorded any expense for the Series B Units issued.

9.	CONCENTRATIONS

The Company recognized approximately 35% of its revenue from three brokered royalty transactions during 2022.

10.	RISKS AND UNCERTAINTIES

At times, the Company may be involved in various legal claims and regulatory proceedings arising in the ordinary course of business. In the opinion of the Company’s management, none of these matters will have a significant effect on the Company’s financial position.

11.	SUBSEQUENT EVENTS

On August 3, 2022, the Company commenced a Regulation Crowdfunding offering in which it is seeking to raise up to $5,000,000 from the issuance of Simple Agreements for Future Equity (“SAFEs”) to investors. As of September 13, 2022 the Company has entered into SAFEs with investors in exchange for cash of $52,937.59, net of issuance costs. The SAFEs have no interest rate or maturity date and are convertible at the option of the Company upon an equity financing of the Company in which up to $5,000,000 in net proceeds are received into shares of the Common Stock or Preferred Stock of the Company issued in such equity financing.

Item 4. Exhibits

Exhibit No.	Description
2.1	Certificate of Formation of RoyaltyTraders LLC*
2.2	Limited Liability Company Agreement of RoyaltyTraders LLC*
3.1	Form of SAFE Agreement offered to Regulation Crowdfunding Investors
4.1	Form of Subscription Agreement**
6.1	Contribution Agreement dated April 26, 2021 between RoyaltyTraders LLC and Sean Peace.*
6.2	Service Order Agreement dated March 18, 2021 between DevelopScripts, LLC and RoyaltyTraders LLC*
6.3	Employment Agreement with Sean Peace*
6.4	Management Fee Agreement with Alex Guiva*
6.5	“Hit the Quan” Royalty Share Agreement*
6.6	Form of Listing Agreement**
6.7	Amendment to Convertible Note and Warrant between the Company and Alex Guiva dated November 23, 2021 ****
6.8	“Chippass” Royalty Share Agreement***
6.9	“DJ Fresh” Royalty Share Agreement***
6.10	Unsecured Promissory Note dated May 27, 2022 between the Company and The Kingdom Trust Company, Custodian, FBO Sean Peace IRA.***

*	Previously filed as an exhibit to the company’s offering statement on Form 1-A filed with the SEC on May 21, 2021, and incorporated by reference herein.
**	Previously filed as an exhibit to the company’s offering statement on Form 1-A POS filed December 29, 2021, and incorporated by reference herein.
***	Previously filed as an exhibit to the company’s offering statement on Form 1-A POS filed July 27, 2022 and incorporated by reference herein.
****	Previously filed as an exhibit to the company’s annual report on Form 1-K, filed May 2, 2022, and incorporated by reference

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYALTYTRADERS LLC

By:	/s/ Sean Peace
Sean Peace
Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Sean Peace	Manager, principal executive officer, principal financial officer,	on September 27, 2022
Sean Peace	and principal accounting officer

/s/ Alexander Guiva	Manager	on September 27, 2022

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